Exhibit 99.1

Ballard to Provide Fuel Cell Modules For Buses in Europe as a Member of New H2Bus Consortium

  Initial 600 fuel cell electric bus deployment planned in Europe
  Supported by €40M in CEF funding

VANCOUVER, June 3, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it is a founding member of the new H2Bus Consortium, whose members are working together to deploy 1,000 zero-emission fuel cell electric buses (FCEBs) and related infrastructure in European cities at commercially competitive rates.

An initial 600 FCEBs are being supported by a €40 million grant from the EU's Connecting European Facilities (CEF1) program, with 200 buses to be deployed in each of Denmark, Latvia and the U.K. by 2023.

In addition to Ballard, H2Bus Consortium members include Everfuel, Wrightbus, Hexagon Composites, Nel Hydrogen, and Ryse Hydrogen, all leading players in the hydrogen fuel cell electric bus value chain. The H2Bus hydrogen fuel cell electric bus solution is expected to be the most cost effective true zero-emission option available, with a target single-decker bus price below €375,000, hydrogen cost between €5 and €7 per kilogram and bus service cost of €0.30 per kilometer. The zero-tailpipe emission feature of the FCEBs' operation will be complemented by zero-emission hydrogen production from renewable energy sources, yielding a "well-to-wheels" emission-free transportation solution.

Randy MacEwen, Ballard President and CEO said, "The H2Bus consortium is a very exciting development in the deployment of zero-emission fuel cell electric buses across Europe. Together with the JIVE funding program, which targets the deployment of 291 FCEBs, we can expect to see approximately 1,300 European fuel cell transit buses in operation in the foreseeable future. Consortium members intend to provide the most affordable zero-emission bus and hydrogen fuelling solution in order to meet the increasing demand for clean public transportation in Europe's largest cities."

Wrightbus will integrate Ballard's 8th-generation heavy duty power module – called FCmove™ – into H2Bus Consortium buses. FCmove™ products will be officially launched at the UITP Global Public Transport Summit, taking place June 9-12 in Stockholm, Sweden. FCmove™ products will deliver the performance and reduced total lifecycle cost required to meet the ambitious targets of the H2Bus Consortium and deliver an attractive economic value proposition to bus operators.

About H2Bus
H2Bus is a consortium formed by the members Everfuel, Wrightbus, Ballard Power Systems, Hexagon Composites, Nel Hydrogen and Ryse Hydrogen, all leading players in the hydrogen fuel cell electric value chain. The consortium's purpose is to provide the most affordable true zero-emission solution to the European public transport sector. The H2Bus Consortium press release can be found here.

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[1] CEF supports the development of high performing, sustainable and efficiently interconnected trans-European networks in the fields of transport, energy and digital services.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. The Company builds fuel cell products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated development activities, vehicle deployments and impacts on our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 03:05e 03-JUN-19